SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

AMENDMENT NO. 3 (FINAL AMENDMENT)
TO
SCHEDULE 13E-3
RULE 13E-3 TRANSACTION STATEMENT UNDER SECTION 13(E) OF
THE SECURITIES EXCHANGE ACT OF 1934
SUNTRON CORPORATION
(Name of the Issuer)

THAYER-BLUM FUNDING III, L.L.C.
THAYER ï HIDDEN CREEK PARTNERS, L.L.C.
TC EQUITY PARTNERS IV, L.L.C.
THAYER ï HIDDEN CREEK MANAGEMENT, L.P.
TC CO-INVESTORS IV, L.L.C.
THAYER EQUITY INVESTORS IV, L.P.
TC MANUFACTURING HOLDINGS, L.L.C.
TC KCO, L.L.C.
(Name of Persons Filing Statement)
Common Stock, Par Value $0.01 Per Share
(Title of Class of Securities)
86789P 10 0
(CUSIP Number of Class of Securities)
Daniel F. Moorse
Thayer-Blum Funding III, L.L.C.
1455 Pennsylvania Avenue, N.W.
Washington, D.C. 20004
(202) 371-0150
(Name, Address, and Telephone Number of Person Authorized to Receive Notices and
Communications on Behalf of the Persons Filing Statement)
with copy to:
Michael L. Kaplan, Esq.
Jeremy D. Zangara, Esq.
Greenberg Traurig, LLP
2375 E. Camelback Road
Suite 700
Phoenix, AZ 85016
(602) 445-8000
NEITHER THE SECURITIES AND EXCHANGE COMMISSION NOR ANY STATE SECURITIES COMMISSION HAS APPROVED OR DISAPPROVED OF THIS TRANSACTION, PASSED UPON THE MERITS OR THE FAIRNESS OF THE TRANSACTION, OR PASSED UPON THE ADEQUACY OR ACCURACY OF THE INFORMATION CONTAINED IN THIS DOCUMENT. ANY REPRESENTATION TO THE CONTRARY IS A CRIMINAL OFFENSE.
This statement is filed in connection with (check the appropriate box):

a.	☐	The filing of solicitation materials or an information statement subject to Regulation 14A, Regulation 14C or Rule 13e-3(c) under the Securities Exchange Act of 1934.
b.	☐	The filing of a registration statement under the Securities Act of 1933.
c.	☐	A tender offer.
d.	☑	None of the above.
Check the following box if the soliciting materials or information statement referred to in checking box (a) are preliminary copies: ☐
Check the following box if this is a final amendment reporting the results of the transaction: ☑
CALCULATION OF FILING FEE

Transaction Valuation*	Amount of Filing Fee
$3,134,771.20	$96.24

*	Calculated, for the purposes of determining the filing fee only, under the Securities Exchange Act of 1934. Assumes the purchase of 2,725,888 shares of Common Stock, par value $0.01 per share, of Suntron Corporation at $1.15 per share.
☑	Check the box if any part of the fee is offset as provided by Exchange Act Rule 0-11(a) (2) and identify the filing with which the offsetting fee was previously paid. Identify the previous filing by registration statement number, or the Form or Schedule and the date of its filing.
Amount Previously Paid: $96.24
Form or Registration No.: Schedule 13E-3 (005-78138)
Filing Party: Thayer-Blum Funding III, L.L.C. and SUNN Acquisition Corporation
Date Filed: October 3, 2007

INTRODUCTION	1

Item 10. Source and Amount of Funds or Other Consideration	1

SIGNATURES	3
Exhibit (a)(1)
Exhibit (a)(2)
Exhibit (b)(1)
Exhibit (b)(2)

INTRODUCTION
     This Amendment No. 3 is being filed as the final amendment to the Transaction Statement on Schedule 13E-3 (the “Schedule 13E-3”) by Thayer-Blum Funding III, L.L.C., a Delaware limited liability company, Thayer | Hidden Creek Partners, L.L.C., a Delaware limited liability company, TC Equity Partners IV, L.L.C., a Delaware limited liability company, Thayer | Hidden Creek Management, L.P., a Delaware limited partnership, TC Co-Investors IV, L.L.C., a Delaware limited liability company, Thayer Equity Investors IV, L.P., a Delaware limited partnership, TC Manufacturing Holdings, L.L.C., a Delaware limited liability company, and TC KCo, L.L.C., a Delaware limited liability company, pursuant to Section 13(e) of the Securities and Exchange Act of 1934, as amended (the “Exchange Act”), and Rule 13e-3 thereunder. This Schedule 13E-3 is being filed in connection with a short-form merger (the “Merger”) of SUNN Acquisition Corporation, a Delaware corporation (“SUNN Acquisition”), with and into Suntron Corporation, a Delaware corporation (“Suntron”), pursuant to Section 253 of the Delaware General Corporation Law (the “DGCL”). SUNN Acquisition is not a filing person to this final amendment, as it was merged with and into Suntron, with Suntron as the surviving corporation. All information set forth in this final amendment should be read in conjunction with the information contained or incorporated by reference in the Schedule 13E-3, as amended to date.
     The Merger of SUNN Acquisition with and into Suntron pursuant to Section 253 of the DGCL became effective December 12, 2007. Suntron is the corporation surviving the Merger and as a result of the Merger is now owned by the former stockholders of SUNN Acquisition.
     In the Merger, each share of common stock of Suntron (other than shares of common stock held by SUNN Acquisition, all of which were cancelled, and other than shares of common stock of Suntron, if any, held by stockholders who perfect their appraisal rights pursuant to Section 262 of the DGCL) was converted into the right to receive cash in the amount of $1.15 per share, without interest, upon surrender of the certificates representing such shares. Notices of Merger and Appraisal Rights, Letters of Transmittal, and any other documents necessary for the exchange of stock certificates representing shares of common stock of Suntron will be mailed to the former holders of such shares by the paying agent for the Merger as promptly as practicable, but in no event later than ten calendar days following the date the Merger became effective, and should be read carefully.
     In connection with the Merger, (a) all outstanding options to purchase shares of Suntron’s common stock at an exercise price of $1.15 per share or greater were cancelled and the holders of such options received no consideration therefor; and (b) all outstanding options to purchase shares of Suntron’s common stock at an exercise price of less than $1.15 per share were cancelled and the holders of such options will receive a cash payment amount equal to the number of shares of Suntron common stock subject to those options multiplied by the difference between (i) $1.15 and (ii) the exercise price of such options, which cash payment amount (after reducing the amount for applicable tax withholdings) will be paid to such option holders.
Item 10. Source and Amount of Funds or Other Consideration
Items 10(a), (b), and (d) are hereby amended and supplemented as follows:
     The total amount of funds required by SUNN Acquisition to pay the Merger Price to all Unaffiliated Stockholders, and to pay related fees and expenses, is estimated to be approximately $3.5 million. On December 12, 2007, in connection with the consummation of the Merger, Suntron, K*TEC Operating Corp., a Delaware corporation, Suntron GCO, L.P., a Texas limited partnership, EFTC Operating Corp. a Delaware corporation, Suntron-Iowa, Inc., a Delaware corporation, Current Electronics, Inc., an Oregon corporation, RM Electronics, Inc., a New Hampshire corporation, and Suntron-Kansas, Inc., a Delaware corporation (collectively, the “Borrowers”) (i) entered into that certain First Amendment to Financing Agreement and Waiver, by and among the Borrowers, the financial institutions party thereto (the “Senior Lenders”), and U.S. Bank National Association, a national banking association, as letters of credit issuer and as agent for the Senior Lenders (the “Financing Agreement Amendment”); and (ii) entered into that certain amended and restated Revolving Credit Note by the Borrowers in favor of U.S. Bank National

Association (the “Note Amendment,” and together with the Financing Agreement Amendment, the “Senior Loan Amendments”). In addition, on December 12, 2007, the SUNN Acquisition and the Borrowers entered into that certain First Amendment to Note Purchase Agreement and Waiver, by and among SUNN Acquisition, the Borrowers, and Thayer Equity Investors IV, L.P. (the “Note Purchase Amendment”). The proceeds from the Senior Loan Amendments and the Note Purchase Amendment will be used to fund the Merger Price and to pay related fees and expenses.
     The foregoing summary of the Senior Loan Amendments and the Note Purchase Amendment does not purport to be complete and is qualified in its entirety by reference to the Senior Loan Amendments and Note Purchase Amendment, which are attached as Exhibits hereto and incorporated by reference in their entirety into this Item 10.
Item 16. Exhibits

Exhibit
Number	Description
(a)(1)	Form of Notice of Merger and Appraisal Rights

(a)(2)	Form of Letter of Transmittal

(b)(1)	First Amendment to Financing Agreement and Waiver, by and among the borrower thereto, the financial institutions party thereto, and U.S. Bank National Association, a national banking association, as letters of credit issuer and as agent for the Senior Lenders

(b)(2)	First Amendment to Note Purchase Agreement and Waiver, by and among the borrowers thereto and Thayer Equity Investors IV, L.P.

SIGNATURES
     After due inquiry and to the best of its knowledge and belief, each of the undersigned certifies that the information set forth in this Statement is true, complete and correct.
Dated: December 12, 2007

THAYER-BLUM FUNDING III, L.L.C.

By:	/s/ Scott D. Rued
Name:	Scott D. Rued
Title:	Manager

THAYER ï HIDDEN CREEK PARTNERS, L.L.C.

By:	/s/ Lisa M. Withers

Name:	Lisa M. Withers
Its:	Attorney-in-Fact

TC EQUITY PARTNERS IV, L.L.C.

By:	Thayer ï Hidden Creek Partners, L.L.C.
Its:	Managing Member

By:	/s/ Lisa M. Withers
Name:	Lisa M. Withers
Its:	Attorney-in-Fact

THAYER ï HIDDEN CREEK MANAGEMENT, L.P.

By:	Thayer ï Hidden Creek Partners, L.L.C.
Its:	General Partner

By:	/s/ Lisa M. Withers
Name:	Lisa M. Withers
Its:	Attorney-in-Fact

TC CO-INVESTORS IV, L.L.C.

By:	Thayer ï Hidden Creek Management, L.P.
Its:	Sole Manager

By:	Thayer ï Hidden Creek Partners, L.L.C.
Its:	General Partner

By:	/s/ Lisa M. Withers
Name:	Lisa M. Withers
Its:	Attorney-in-Fact
SIGNATURE PAGE TO SCHEDULE 13 E-3

THAYER EQUITY INVESTORS IV, L.P.

By:	TC Equity Partners IV, L.L.C.
Its:	General Partner

By:	Thayer ï Hidden Creek Partners, L.L.C.
Its:	Managing Member

By: Name:	/s/ Lisa M. Withers Lisa M. Withers
Its:	Attorney-in-Fact

TC MANUFACTURING HOLDINGS, L.L.C.

By:	TC Co-Investors IV, L.L.C.
Its:	Managing Member

By:	Thayer ï Hidden Creek Management, L.P.
Its:	Sole Manager

By:	Thayer ï Hidden Creek Partners, L.L.C.
Its:	General Partner

By:	/s/ Lisa M. Withers
Name:	Lisa M. Withers
Its:	Attorney-in-Fact

TC KCO, L.L.C.

By:	TC Co-Investors IV, L.L.C.
Its:	Managing Member

By:	Thayer ï Hidden Creek Management, L.P.
Its:	Sole Manager

By:	Thayer ï Hidden Creek Partners, L.L.C.
Its:	General Partner

By:	/s/ Lisa M. Withers
Name:	Lisa M. Withers
Its:	Attorney-in-Fact
SIGNATURE PAGE TO SCHEDULE 13 E-3

4